

January 27, 2014

Via E-mail
Steven A. Cohen, Esq.
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, NY 10019-6150

> **Re: CEC Entertainment, Inc.**
> **Schedule TO-T and Amendments Nos. 1 and 2**
> **Filed January 16, 17 and 21, 2014 by Q Merger Sub Inc., Queso Holdings**
> **Inc. and Apollo Management VIII, L.P.**
> **File No. 005-39153**

Dear Mr. Cohen:

We have limited our review of the above filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing or providing the requested information. Where you do not believe our comments apply to the bidders' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments. All defined terms used in this letter have the same meaning as in the Offer to Purchase, unless otherwise indicated.

Offer to Purchase

General

1.   The amendment to the Schedule TO filed on January 21, 2013 contains numerous changes to specific words, phrases, sentences and paragraphs in the Offer to Purchase dated January 16, 2014. Given the extent of such changes, please advise how such changes were disseminated and why the filing persons believe such method of dissemination was in a manner reasonably designed to inform security holders of such changes. Refer to Exchange Act Rule 14d-4(d). Please also advise what consideration the filing persons gave to amending and restating the Offer to Purchase in its entirety, or the relevant sections thereof that were changed, rather filing the amendment in its current form.

2.   Refer to our preceding comment. We note that the term "Offer Closing" is defined on page 4 of the Offer to Purchase dated January 16, 2014 and is also defined in the second paragraph following the question "Do you have the financial resources to make payment?" found in Amendment No. 2 to the Schedule TO filed on January 21, 2014. However, the terms are defined differently. Please revise accordingly.

3.   As noted in Exchange Act Rule 14d-1(g)(2), the term "bidder" is defined as any person who makes a tender offer or "on whose behalf a tender offer is made." Thus, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer. Please tell us what consideration you gave to including AP VIII Queso Holdings, L.P. and those certain equity funds managed by Management VIII that own, directly or indirectly, the limited partnership interests of AP VIII Queso Holdings, L.P., as bidders. We note the disclosure on pages S-1 and 17 that each of Q Merger Sub Inc., Parent and AP VIII Queso Holdings, L.P. were formed for the sole purpose of conducting a tender offer for all of the Shares and completing the Merger and the related transactions, that each has conducted no business activities other than those related to the structuring and negotiation of the Offer and the Merger and that all of the limited partnership interests in the Holding Partnership are owned, directly or indirectly, by certain equity funds managed by Management VIII. We also note disclosure in the amendment to the Schedule TO filed on January 21, 2014 that Parent has obtained an equity commitment letter from AP VIII Queso Holdings, L.P. which provides for up to $335 million of equity financing needed to consummate the Offer. Please refer to the factors discussed in "Identifying the Bidder in a Tender Offer" in Section II.D.2 of the Current Issues and Rulemaking Projects Outline (November 14, 2000) available on our web site at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm. To the extent that you add additional parties as bidders, please be aware that you must include all of the disclosure required by Schedule TO as to such parties individually. You may also be required to disseminate revised offer materials and to extend the length of the offer, depending on the materiality of any new information provided.

Is your financial condition relevant to my decision to tender in the offer? Page S-2

4.   Disclosure in this section indicates that the filing persons do not think the Offeror's financial condition is relevant to the decision to tender shares and accept the Offer because, among other reasons, the Offeror has received equity financing and debt financing commitments in respect of funds sufficient to purchase all Shares tendered pursuant to the Offer. We note, however, that the Offeror's obligation to purchase tendered Shares is subject to a financing and funding condition, namely, that Parent enter into Definitive Financing Agreements in an amount at least equal to the Required Amount, which amount will be available to Parent at the Offer Closing. In addition, as discussed in our preceding comment, the bidder concept encompasses persons or entities other than the actual purchaser of securities in a tender offer, such as Apollo Management VIII, L.P. Please provide the disclosure required by Item 10 of Schedule TO for each

bidder, including Apollo Management VIII, L.P. Alternatively, please provide us with your legal analysis as to why such disclosure is not required, notwithstanding the inapplicability of Instruction 2 to Item 10 of Schedule TO. For additional guidance, refer to instructions 1 and 2 to Item 10 of Schedule TO.

Certain Projections, page 16

5.   The projections included in this section appear to include non-GAAP financial measures. Please revise to provide the disclosure required by Rule 100 of Regulation G. For guidance, refer to Question 101.01 of the Division of Corporation Finance's Compliance and Disclosure Interpretations of Non-GAAP Financial Measures.

6.   Disclosure in this section states that "None of Parent, the Offeror or the Company or any of their respective affiliates or representatives assumes any responsibility for the accuracy of the Projections or makes any representation to any stockholder regarding the Projections, and none of them intends to update or otherwise revise the Projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error." The filing persons may not disclaim responsibility for their disclosure. Please revise accordingly.

Issuance of Senior Notes and/or Bridge Facility, page 22

7.   Please disclose a summary of the expected interest rate and collateral for the Senior Notes. Please disclose a summary of the collateral for the bridge loans. Refer to Item 7 of Schedule TO and Item 1007(d)(1) of Regulation M-A.

14. Certain Conditions of the Offer, page 49

8.   Refer to the condition contained in paragraph (iii) of the Offer to Purchase dated January 16, 2014 and the language contained in the second paragraph following the question "Do you have the financial resources to make payment?" found in Amendment No. 2 to the Schedule TO filed on January 21, 2014. We note that the while the Offeror has received a Debt Commitment Letter to finance the purchase of securities, the offer is subject to what appears to be both a financing condition *and* a funding condition, i.e., not only must Parent enter into Definitive Financing Agreements in an amount at least equal to the Required Amount, but such amount must be available to Parent at the Offer Closing. Generally, when an Offeror's ability to obtain financing is uncertain, a material change will occur in the information previously disclosed when the offer becomes fully financed. Under Rule 14d-3(b)(1), an Offeror is required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Offeror will disseminate the disclosure of this change in a manner reasonably calculated to inform security holders as required by Rule 14d-4(d). In addition, please confirm that five business days will remain in the offer following disclosure of the change or that the offer

will be extended so that at least five business days remain in the offer. Refer to Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Please note that we read the language in the amendment filed on January 21, 2014 and referenced above to suggest that the filings persons will extend the Offer to ensure that five business days remain prior to the Offer Expiration Date and disseminate a notice to security holders in two alternative scenarios: (i) following disclosure of the entry into the Definitive Financing Agreements, *or* (ii) following the waiver of such condition. However, because such condition as currently written appears to include both a financing condition *and* a funding condition, please note that Staff does not believe that mere disclosure of the entry into the Definitive Financing Agreements without waiver or deletion of the condition in its entirety eliminates the question regarding whether financing is assured. Rather, we would consider a material change to have occurred upon satisfaction of the funding condition, and our comment in the preceding paragraph regarding dissemination and five business days would apply in such scenario. Please confirm your understanding.

9.   Refer to the condition contained in paragraph (iii). We remind the filing persons that all offer conditions, other than those conditions relating to the receipt of government regulatory approvals necessary to complete the Offer, must be satisfied or waived at or prior to expiration of the Offer, not merely before acceptance of the Shares. As currently written, the language in paragraph (iii) indicates that the Offeror shall not be obligated to accept for payment and pay for the Shares unless the Required Amount is available to parent at the "Offer Closing." The term Offer Closing is defined on page 4 of the Offer to Purchase dated January 16, 2014 as "the time [the Offeror] make[s] payment for the Shares accepted for payment pursuant to and subject to the conditions of the Offer." Please revise accordingly.

10.   Refer to the preceding comment. As currently written, clause (ii) of paragraph (iv)(f), including its reference to "immediately after the Offer Closing (after giving effect to the exercise of the Top-Up Option)," appears to suggest that satisfaction of this condition cannot be determined until *after* expiration of the Offer. Please delete or revise.

11.   Refer to the condition contained in paragraph (iv)(h). Similar to our preceding comment, it appears that the Company will not be able to deliver to Parent the referenced certificate at or prior to expiration given its reference to the condition contained in paragraph (iv)(f). Please revise this condition accordingly.

12.   We note the disclosure in the last paragraph of this section relating to the bidders' failure to exercise any of the rights described in this section. This language suggests that if a condition is triggered and the bidders fail to assert the condition, they will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and a bidder decides to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the

waived condition and the number of days remaining in the offer, the bidders may be required to extend the offer and recirculate new disclosure to security holders. In addition, when an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the bidders should inform holders how they intend to proceed promptly, rather than waiting until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the bidders' understanding on both points in your response letter.

17. Miscellaneous, page 52

13.   Disclosure states that the offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the laws of such jurisdiction. Please provide an analysis as to how limiting participation in this manner is consistent with Rule 14d-10(a)(1). If the filing persons are attempting to rely on Rule 14d-10(b)(2), we note that Rule 14d-10(b)(2) is restricted to state law, and that the current disclosure does not appear to track the language of that rule. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

*   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, the filing persons are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions